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November 16, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:             Scott Anderegg

Jennifer López

Amy Geddes

Linda Cvrkel

Re:	Neogames S.A. Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted November 16, 2020

CIK No. 0001821349

Registration Statement on Form F-1

Filed October 27, 2020

File No. 333-249683

Ladies and Gentlemen:

On behalf of Neogames S.A. (the “Company”), we are hereby filing an amendment (“Amendment No. 3”) to the Registration Statement on Form F-1 filed by the Company on October 27, 2020 (“Draft Filing”). This Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter received on November 13, 2020 from the staff of the Commission (the “Staff”).

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

Amendment No. 2 to Form F-1 Filed November 12, 2020

General

1.	Please revise your disclosure to describe Article 24 of your Amended and Restated Articles of Association, discuss any risks or other impacts of such provision on your investors (including, for example, increased costs to bring a claim, the dicouragement of claims, and the limitation on investors' ability to bring claims in a judicial forum they find favorable), and address any uncertainty as to whether a court would enforce the provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 45 and 116 to discuss the risks and impact of Article 24 of its Amended and Restated Articles of Association.

November 16, 2020

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at +44.20.7710.5820 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua G. Kiernan
Joshua G. Kiernan of LATHAM & WATKINS LLP

cc:          (via email)

Moti Malul, Neogames S.A.

Raviv Adler, Neogames S.A.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Gil White, Esq., Herzog Fox & Neeman

Ron Ben-Menachem, Esq., Herzog Fox & Neeman

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP